Exhibit 77D for 12/31/2007 Annual Form N-SAR for First Defined
Portfolio Fund, LLC: Policies with respect to security investments

On November 19, 2007, the First Trust 10 Uncommon Values
Portfolio changed its name and investment strategy. The new name is First Trust Target Focus Four Portfolio and the investment strategy of the Portfolio is as follows:

The Portfolio seeks to achieve its objective by investing in the common stocks of companies which are selected by applying four separate uniquely specialized strategies (the "Focus Four
Strategy") as described below.

Each year, on or about the annual stock selection date (December
31), the Portfolio expects to invest in the securities determined by the Focus Four Strategy. At the annual stock selection date, the percentage relationship among the number of shares of each issuer held by the Portfolio is established. Through the next one-year period that percentage relationship will be maintained as closely as practicable when the Portfolio makes subsequent purchases and sales of the securities.

The Portfolio may also invest in futures, options, warrants, forward contracts and repurchase agreements.

The Focus Four Strategy is derived from four unique strategies developed by the quantitative group at First Trust Advisors L.P. ("First Trust"), the Portfolio's investment advisor. The Focus Four Strategy adheres to a disciplined investment process that targets four distinct areas of the market. The Focus Four Strategy seeks to achieve above-average capital appreciation. The following table lists the four strategies utilized by the Focus Four Strategy and the approximate weights assigned to each:

STRATEGY                                  WEIGHTS

The Dow(r) Target Dividend Strategy         30%
Value Line(r) Target 25 Strategy            30%
S&P Target SMid 60 Strategy                 30%
NYSE(r) International Target 25 Strategy    10%